

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Mike Tomas
Chief Executive Officer & President
U.S. Stem Cell, Inc.
1560 Sawgrass Corporate Pkwy, 4th Floor
Sunrise, FL 33323

> **Re: U.S. Stem Cell, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-33718**

Dear Mr. Tomas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services